Exhibit 4.28
Confidential Materials omitted and filed separately with the
Securities and Exchange Commission. Double asterisks denote omissions..

Dated 23 December 2017
D WILLIAMS & OTHERS (1) SUMMIT THERAPEUTICS PLC (2)
SHARE PURCHASE AGREEMENT relating to DISCUVA LIMITED

Salisbury House 29 Finsbury Circus London EC2M 5PS Tel: 020 7638 9271 Fax: 020 7628 7525 Ref: DXS/SUM16.13

TABLE OF CONTENTS

1.	Interpretation	3
2.	Sale and purchase	14
3.	Purchase Price	14
4.	Consideration Shares	17
5.	Purchase Price Adjustment and Completion Accounts	20
6.	Completion	21
7.	Warranties	22
8.	Limitations on claims	27
9.	The Buyer’s Warranties	32
10.	Tax Covenant	34
11.	Restrictions on the Sellers	34
12.	Confidentiality and announcements	37
13.	Further assurance	40
14.	Assignment	41
15.	No agency	42
16.	Entire agreement	42
17.	Variation and waiver	42
18.	Sellers’ Representatives	43
19.	Costs	45
20.	Notices	45
21.	Joint obligations	47
22.	Interest	48
23.	Severance	48
24.	Agreement survives Completion	48
25.	Third party rights	48
26.	Counterparts	49
27.	Rights and remedies	49
28.	Inadequacy of damages	49
29.	Governing law and jurisdiction	49

THIS AGREEMENT is dated    23 December                2017
PARTIES

(1)	The several persons whose names and addresses are set out in Schedule 1 (Sellers).

(2)
SUMMIT THERAPEUTICS PLC incorporated and registered in England and Wales with company number 05197494 whose registered office is at 136a Eastern Avenue, Milton Park, Abingdon, Oxfordshire, United Kingdom, OX14 4SB (Buyer).

BACKGROUND

(A)	The Company is a private company limited by shares incorporated in England and Wales.

(B)	The Company has an issued share capital of £55,531.137 divided into 22,649,006 ordinary shares of £0.001 each, 3,288,213 preference shares of £0.01 each and one Z ordinary share of £0.001.

(C)	Further particulars of the Company at the date of this agreement are set out in Schedule 2.

(D)	The Sellers are the owners of the legal and beneficial title to the number of Sale Shares set out opposite their respective names in Schedule 1.

(E)	The Sellers have agreed to sell and the Buyer has agreed to buy the Sale Shares subject to the terms and conditions of this agreement.
AGREED TERMS

1.	Interpretation

1.1	The definitions and rules of interpretation in this clause apply in this agreement.

Accounts
the full form shareholder unaudited accounts of the Company (prepared under section 394 of the CA 2006) for the accounting period ended on the Accounts Date, including the statement of financial position as at the Accounts Date, the income statement for the twelve months ending on the Accounts Date and the related notes to the accounts as required by law and applicable accounting standards, copies of which are included in the Disclosure Bundle.

Accounts Date	March 31, 2017

Adjustment Date	the fifth Business Day following the date on which the Purchase Price Statement is agreed or determined (as the case may be) in accordance with Schedule 4.
AIM	means AIM, a market operated by the LSE
AIM Rules	the AIM Rules for Companies published by the LSE and setting out the rules and responsibilities in relation to companies with a class of securities admitted to AIM.
Bactevo	Bactevo Limited, a company incorporated in England and Wales with registered number 8328823.
Bactevo Agreements
 the following agreements between the Company and Bactevo, namely:
(a)    IP Amendment and Assignment dated 17 December 2014 between the Company and Bactevo; and
(b)    IP Assignment and Licence dated 22 March 2013 between the Company and Bactevo.

Bactevo Amendment Agreement	an agreement in the agreed form to amend the Bactevo Agreements be entered into between the Company and Bactevo at or prior to Completion.
Business
the business carried on by the Company at Completion, namely the use of antibiotic deconvolution technology to identify chemical mechanisms of action and resistance in order to select and optimise the creation of drug candidates, or any part of it.

Business Day	a day other than a Saturday, Sunday or public holiday in England when banks in London are open for business.
Buyer's Solicitors	Druces LLP of Salisbury House, London Wall, London EC2M 5PS.
CA 2006	the Companies Act 2006.
CAA 2001	the Capital Allowances Act 2001.
Cash	has the meaning set out in Paragraph 1.1 of Schedule 4
Cash Consideration	has the meaning set out in clause 3.1.1.

Cash Price	the sum of £5,000,000 (Five Million Pounds) payable by the Buyer to the Sellers on Completion as part of the Purchase Price.
Consideration Shares
the ordinary shares of £0.01 each in the capital of the Buyer and having the rights and composition set out at clause 4.1 to be allotted and issued to the Sellers in accordance with clause 3.1 in part consideration of the Purchase Price payable to the Sellers by the Buyer in respect of the sale of the Sale Shares.

CMA	the Competition and Markets Authority.
Company
Discuva Limited, a company incorporated and registered in England and Wales with company number 06169490 whose registered office is at The Merrifield Centre, Rosemary Lane, Cambridge CB1 3LQ, further details of which are set out in Schedule 1.

Completion	completion of the sale and purchase of the Sale Shares in accordance with this agreement.
Completion Date	means the date of this agreement.
Completion Payment	the sum of £5,000,000: (a) plus an amount equal to the Estimated Cash; (b) less an amount equal to the Estimated Indebtedness.
Connected	has, in relation to a person, the meaning given in section 1122 of the CTA 2010.
Control	has the meaning given in section 1124 of the CTA 2010, and the expression change of Control shall be construed accordingly.
CTA 2009	the Corporation Tax Act 2009.
CTA 2010	the Corporation Tax Act 2010.
Deal Fees
the costs, fees, disbursements and VAT of:
(a)    the Sellers’ Solicitors for advising on the negotiation and completion of this agreement (being £[**] plus VAT);
(b)    Price Bailey LLP for advising the Sellers on the tax elements of this agreement (being £[**] plus VAT).

Deferred Consideration	the contingent deferred consideration forming part of the Purchase Price, determined and payable in accordance with Schedule 5.
Director	each person who is a director or shadow director of the Company, as set out in Schedule 2.
Disclosed	fairly disclosed (with sufficient details to identify the nature and scope of the matter disclosed) in or under the Disclosure Letter.
Disclosure Bundle	the bundle of documents, in agreed form, annexed to the Disclosure Letter.
Disclosure Letter	the letter, in agreed form, from the Sellers to the Buyer with the same date as this agreement and described as the Disclosure Letter, together with the Disclosure Bundle.
DPA 1998	the Data Protection Act 1998.
Effective Time	has the meaning set out in Paragraph 1.1 of Schedule 4.
Employee	has the meaning given in paragraph Schedule 6 Part 1 -27.1 of Schedule 6.
Encumbrance
any interest or equity of any person (including any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement.

Estimated Cash	the Sellers’ estimate of the Cash, as set out in the Estimates Statement
Estimated Indebtedness	the Sellers’ estimate of the Indebtedness, as set out in the Estimates Statement.
Estimates Statement
the statements provided by the Sellers to the Buyer on the Business Day prior to Completion setting out their good faith estimates of the current Cash, Indebtedness and the resulting calculation of the Completion Payment accompanied by reasonable supporting documents.

FCA	the Financial Conduct Authority.
FSMA	the Financial Services and Markets Act 2000.
FRS 102
Financial Reporting Standard 102: The Financial Reporting Standard applicable in the UK and Republic of Ireland as issued by the Financial Reporting Council of the UK and in force for the accounting period ended on the Accounts Date.

Fundamental Warranties	the Warranties set out in paragraphs Schedule 6 Part 1 -1.1, Schedule 6 Part 1 -1.2, Schedule 6 Part 1 -2.2 or Schedule 6 Part 1 -2.3.
Fundamental Warranty Claim	a claim for breach of the Fundamental Warranties.
Group
in relation to a company, that company, any subsidiary undertaking or any parent undertaking from time to time of that company, and any subsidiary undertaking from time to time of a parent undertaking of that company. Each company in a Group is a member of the Group.

HMRC	HM Revenue & Customs.
holding company	has the meaning given in clause 1.11.
ICTA 1988	the Income and Corporation Taxes Act 1988.
IHTA 1984	the Inheritance Tax Act 1984.
Ian George	a holder of Sale Shares whose details are set out in Schedule 1.
Individual Dispute	means in relation to any Seller a Fundamental Warranty Claim, or any other matter in relation to which such Seller is individually responsible pursuant to this agreement.
Indebtedness	has the meaning set out in Paragraph 1.1 of Schedule 4.
Insurance Premium Contribution	the sum of £[**] payable by the Sellers at Completion as their aggregate contribution towards the premium payable in respect of the Policy (being equal to [**]% of the premium for the Policy).
Insured Risks	the Risks as defined in the Policy.
Insurers	The definition used in the Policy.

Intellectual Property Rights	has the meaning given in paragraph 23.1 of Schedule 6.
ITEPA 2003	the Income Tax (Earnings and Pensions) Act 2003.
Key Sellers	David Williams, John Wain and Giorgio Reggiani (and each of them a Key Seller).
LSE	London Stock Exchange.
Management Accounts
the unaudited statement of financial position and profit and loss as at 30 November 2017 and the unaudited cash flow statement of the Company for the period of 8 months ended 30 November 2017 (a copy of which is included in the Disclosure Bundle).

New Lease	a new lease of the Property in agreed form to be granted by PropCo to the Company on Completion.
New Wave	New Wave Ventures LLP a limited liability partnership holding Sale Shares with registered number OC352180.
New Wave Sellers	New Wave and Ian George.
Non-New Wave Sellers	all of the Sellers except the New Wave Sellers.
Options	the respective rights to acquire ordinary shares in the Company granted to each Optionholder which have been exercised immediately prior to the date of this agreement.
Optionholders	each of the Sellers who have exercised Options and accordingly appear in Schedule 1 with a corresponding deduction in columns 8 and 9 of the table in Schedule 1.
Ordinary Shares	the 22,649,006 ordinary shares of £0.001 each of the Company, all of which are issued fully paid.
parent undertaking	a parent undertaking as defined in section 1162 of the CA 2006.
Pension Scheme	the National Employment Saving Trust with pension scheme registry number 12004537 and EPSR EMP000806101.

Policy	the insurance policy taken out shortly before Completion to which the Company and certain of the Sellers are Insured Persons (as defined in such policy).
Preferred Shares	the 3,288,213 preference shares of £0.01 each of the Company, all of which are issued fully paid, and in respect of which £649,548.80 of dividends are in arrears (the Dividend Arrears).
Previous Accounts	the accounts equivalent to the Accounts in respect of each of the two accounting periods immediately preceding the accounting period ended on the Accounts Date.
Previously-owned Land and Buildings	has the meaning given in Schedule 6 Part 1 -29.1.
PropCo	Merrifield Centre Ltd, a company incorporated in England and Wales with registered number 11118349.
PropCo Sellers	those Sellers who are also shareholders in PropCo.
Property	has the meaning given in Schedule 6 Part 1 -29.1
Purchase Price	the aggregate purchase price for the Sale Shares, as set out in, and to be paid or satisfied in accordance with Clause 3.1.
Purchase Price Statement	has the meaning set out in Paragraph 1.1 of Schedule 4.
R & D Payments	contingent payments by way of further additions to the Purchase Price to be made pursuant to clause 3.5.
R & D Tax Credits
the amount of any payment made by HMRC and received and retained by the Company as the result of the Company surrendering any amount of allowance or credit for Tax in respect of expenditure on research & development for any accounting period of the Company.

Relevant Claim	a Warranty Claim, a Fundamental Warranty Claim, a Tax Protection Claim or any other claim under this agreement (save for a claim made pursuant to 11 (Seller Restrictions)).
Respective Proportion
in relation to any Seller, the proportion of any sum or liability as is equal to the proportion which his Sale Shares bear to the Sale Shares as a whole, as set out in the final column of the table in Schedule 1.

Retention	the sum of £[**] to be withheld from the Completion Payment and dealt with in accordance with Schedule 10.
Retention Account	has the meaning set out in paragraph 1 of Schedule 10.
Roche	F. Hoffman – La Roche Limited, a Swiss corporation located at Grenzacherstrasse 124, 4070 Basel, Switzerland.
Roche JV Agreement
 the following agreements between the Company and Roche, namely:
a) Research Collaboration, Option and License Agreement dated 21 February 2014 between the Company and Roche and F. Hoffman-La Roche Inc;
 b) Amendment No 1 dated 12 June 2015 to the Research Collaboration, Option and License Agreement dated 21 February 2014 between the Company and Roche and F. Hoffman-La Roche Inc; and
c) Amendment No 2 dated 21 February 2017 to the Research Collaboration, Option and License Agreement dated 21 February 2014 between the Company and Roche and F. Hoffman-La Roche Inc.

Sale Shares
the 22,684,006 ordinary shares of £0.001 each in the Company, 3,288,213 preference shares of £0.01 each in the Company and one Z ordinary share of £0.001 in the Company, all of which are issued and fully paid, and which comprise the whole of the issued share capital of the Company.

Seller Majority	Sellers who together held not less than 75% of the Sale Shares by nominal value immediately prior to Completion
Sellers’ Representatives	David Williams, Giorgio Reggiani and New Wave, or such other persons as may be elected in writing by a Seller Majority from time to time.
Sellers' Solicitors	Taylor Vinters LLP of Merlin Place, Milton Road, Cambridge CB4 0DP.

Substantiated Claim
means any Relevant Claim (to the extent not withdrawn by the Buyer in writing) which has been agreed in writing between the Buyer and the Sellers’ Representatives or formally determined by an English Court of competent jurisdiction and, in relation to which, all rights of appeal have been exhausted or are debarred by passage of time.

subsidiary	has the meaning given in clause 1.11.
subsidiary undertaking	a subsidiary undertaking as defined in section 1162 of the CA 2006.
Tax	has the meaning given in paragraph 1.1 of Schedule 7.
Tax Authority	has the meaning given in paragraph 1.1 of Schedule 7.
Tax Protection Claim	a claim pursuant to the Tax Covenant or the Tax Warranties.
Tax Covenant	the tax covenant set out in Schedule 7.
Tax Statute	has the meaning given in paragraph 1.1 of Schedule 7.
Tax Warranties	the Warranties in respect of tax set out in Part 2 of Schedule 6.
TCGA 1992	the Taxation of Chargeable Gains Act 1992.
TIOPA 2010	the Taxation (International and Other Provisions) Act 2010.
TMA 1970	the Taxes Management Act 1970.
Transaction	the transaction contemplated by this agreement or any part of that transaction.
Transaction Documents
this agreement, the Disclosure Letter, the Bactevo Amendment Agreement, the New Lease, the Transitional Services Agreement and the documents listed in paragraphs 1.1.14 and 1.1.15 of Part 1 of Schedule 3 and any other document to be entered into pursuant to this agreement in connection with the Transaction.

Transfer Incentives
certain contingent obligations of the Company to certain of its employees and consultants, payable on the happening of certain events, in the maximum amounts referred to in Schedule 13 the terms of which are more particularly set out in the bonus plan document to be executed at or prior to Completion (a copy of which is included in the Disclosure Bundle).

Transitional Services Agreement	the agreement between the Company and Bactevo to be entered into at or prior to Completion in the agreed form.
VATA 1994	the Value Added Tax Act 1994.
Warranties	the warranties and representations given by the Sellers pursuant to clause 7 and set out in Schedule 6.
Warranty Claim	a claim for breach of the Warranties (excluding the Fundamental Warranties).
Z Ordinary Share	the Z ordinary share of £0.001 of the Company which is issued and fully paid.

1.2	Clause, Schedule and paragraph headings shall not affect the interpretation of this agreement.

1.3	References to clauses and Schedules are to the clauses of and Schedules to this agreement and references to paragraphs are to paragraphs of the relevant Schedule.

1.4	The Schedules form part of this agreement and shall have effect as if set out in full in the body of this agreement. Any reference to this agreement includes the Schedules.

1.5
A reference to this agreement or any other agreement or document referred to in this agreement, is a reference to this agreement or such other agreement or document as varied or novated (in each case, other than in breach of the provisions of this agreement) from time to time.

1.6	Unless the context otherwise requires, words in the singular shall include the plural and the plural shall include the singular.

1.7	Unless the context otherwise requires, a reference to one gender shall include a reference to the other genders.

1.8	A person includes a natural person, corporate or unincorporated body (whether or not having separate legal personality).

1.9
This agreement shall be binding on and enure to the benefit of, the parties to this agreement and their respective personal representatives, successors and permitted assigns, and references to a party shall include that party's personal representatives, successors and permitted assigns.

1.10	A reference to a company shall include any company, corporation or other body corporate, wherever and however incorporated or established.

1.11
A reference to a holding company or a subsidiary means a holding company or a subsidiary (as the case may be) as defined in section 1159 of the CA 2006 and for the purposes only of the membership requirement contained in sections 1159(1)(b) and (c), a company shall be treated as a member of another company even if its shares in that other company are registered in the name of:

1.11.1	another person (or its nominee), by way of security or in connection with the taking of security; or

1.11.2	its nominee.

1.12	A reference to the Sellers shall include a reference to each of them.

1.13	Unless otherwise expressly provided in this agreement, a reference to writing or written does not include fax and email.

1.14
Any words following the terms including, include, in particular, for example or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms.

1.15	References to a document in agreed form are to that document in the form agreed by the parties and initialled by the Sellers’ Solicitors and the Buyer’s Solicitors for identification.

1.16
Unless otherwise provided, a reference to a statute or statutory provision is a reference to it as amended, extended or re-enacted from time to time provided that, as between the parties, no such amendment, extension or re-enactment made after the date of this agreement shall apply for the purposes of this agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any party.

1.17	A reference to a statute or statutory provision shall include all subordinate legislation made from time to time under that statute or statutory provision.

1.18
Any reference to an English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than England, be deemed to include a reference to that which most nearly approximates to the English legal term in that jurisdiction.

1.19	Any obligation on a party not to do something includes an obligation not to allow that thing to be done.

1.20	In assessing damages for any Substantiated Claims in respect of a Relevant Claim, no Seller shall be liable to the Buyer for any special, indirect or consequential loss including (without prejudice to the generality of the foregoing) loss of profits, loss of market share and loss of goodwill, even if the loss was reasonably foreseeable.

2.	Sale and purchase

2.1
On the terms of this agreement and subject to the Conditions, at Completion the Sellers shall sell and the Buyer shall buy, with effect from Completion, the Sale Shares with full title guarantee and free from all Encumbrances, together with all rights that attach (or may in the future attach) to the Sale Shares including, in particular, the right to receive all dividends and distributions declared, made or paid on or after the date of this agreement (and, in the case of the Preference Shares, all rights to receive accumulated but unpaid dividends).

2.2
Each Seller waives any rights of pre-emption or other restrictions on transfer in respect of the Sale Shares (or any of them) conferred by the Company's articles of association or otherwise (including, for the avoidance of doubt, the transfer of shares by New Wave pursuant to article 9.1 of the articles of association of the Company).

2.3	New Wave consents to its Preference Shares being dealt with as set out in clause 3.1 as opposed to being redeemed pursuant to article 3.1 of the articles of association of the Company.

2.4	The Buyer is not obliged to complete the purchase of any of the Sale Shares unless the purchase of all the Sale Shares is completed simultaneously.

2.5
Those of the Sellers that are party to a subscription and shareholders agreement relating to the Company dated 2 December 2011 as amended by a deed of amendment and dated 20 December 2012 hereby agree to its termination as at and with effect from Completion.

3.	Purchase Price

3.1	The Purchase Price is £10,000,000 as adjusted in accordance with clause 5, plus the Deferred Consideration, which shall be satisfied by the Buyer:

3.1.1	paying £5,000,000 in cash on Completion, such payment to be made in accordance with clause 3.4 (Cash Consideration) less the Retention to be dealt with in accordance with clause 6.2.2 and Schedule 10;

3.1.2
allotting and issuing on Completion to the Sellers credited as fully paid, the number of Consideration Shares having an aggregate value (as determined in accordance with clause 4.2) which is as close as possible to £5,000,000 without issuing fractions of a Consideration Share in the numbers set out against their respective names in column 7 of Schedule 1;

3.1.3	paying the Deferred Consideration in the amounts and on the dates determined in accordance with Schedule 5; and

3.1.4	any further sums that may become payable to the Sellers pursuant to clause 3.6.
The Cash Consideration, the Consideration Shares and the Deferred Consideration shall be apportioned between the Sellers in accordance with their Respective Proportions. As a priority application before the apportionment of the balance of the Cash Consideration there shall be first paid to New Wave the sum of £[**] being equal to the aggregate Issue Price (as defined in the articles of association of the Company) together with the Dividend Arrears on the Preference Shares.

3.2
Each Optionholder hereby agrees to the amounts listed against that Optionholders names in columns 8 and 9 of the table in Schedule 1 representing (i) the aggregate exercise monies and (ii) any Tax which arises in respect of his or her Option and which the Company must account to HMRC, shall be deducted from that Optionholders entitlement to the proportion of the Cash Consideration payable to them in accordance with the terms of this agreement. The Buyer and each of the Optionholders each agree that the amount listed against that Optionholders name in columns 8 and 9 of the table in Schedule 1 will be paid by the Buyer to the Company on behalf of the Optionholder at Completion and the Company will account to HMRC in respect of the amount representing Tax in satisfaction of any Tax due, and the Buyer shall procure that the Company shall account promptly to HMRC for all Tax, PAYE and NICs on the Options.

3.3
To the extent that the Cash Consideration payable to an Optionholder at Completion is insufficient to cover the obligations set out in clause 3.2 above each such Optionholder shall put the Company in funds for any shortfall at Completion, and where such individual has provided a sum to the Company which is in excess of this actual liability to pay the Company shall return (and the Buyer shall procure that the Company shall so return) the excess to the relevant Optionholder within 15 Business Days following Completion.

3.4
All payments to be made to the Sellers under this agreement shall be made in sterling by electronic transfer of immediately available funds to the Sellers’ Solicitors (who are irrevocably authorised by the Sellers to receive the same). Payment in accordance with this clause shall be a good and valid discharge of the Buyer’s obligation to pay the sum in question and the Buyer shall not be concerned to see the application of the monies so paid.

3.5	The Purchase Price shall be deemed to be reduced by the amount of any payment made to the Buyer for each and any Relevant Claim.

3.6	The Purchase Price shall be increased by the following sums which shall be paid in accordance with clause 3.3 as follows:

3.6.1
In the event, and to the extent that the Company receives a cash payment from HMRC by way of an R&D Tax Credit in respect of its financial year which ended on 31 March 2016, the Buyer shall pay a further cash amount to the Sellers by way of consideration for the purchase of the Sale Shares as an increase in the Purchase Price equal to [**]% (after the deduction of the costs of recovery) of the R&D Tax Credit so received by the Company.

3.6.2
In the event, and to the extent that, the Company receives a cash payment from HMRC by way of an R & D Tax Credit in respect of its financial year which ended on 31 March 2017, the Buyer shall pay a further cash amount to the Sellers by way of consideration for the purchase of the Sale Shares as an increase in the Purchase Price, as follows:

3.6.2.1	if the payment is less than or equal to £[**], an amount equal to the payment; or

3.6.2.2	if the payment is greater than £[**], an amount equal to £[**] plus [**]; or

3.6.2.3	if the payment is greater than £[**], an amount equal to the excess over £[**], plus £[**].

3.6.3
(Save where clause 3.6.4 applies) In the event, and to the extent that, the Company receives a cash payment from HMRC by way of an R & D Tax Credit in respect of the period commencing on 1 April 2017 and ending on the Completion Date, the Buyer shall pay to the Sellers a further cash amount as an increase in the Purchase Price, by way of consideration for the Sale Shares, equal to the R & D Tax Credit so received by the Company (which shall be determined on a pro rata temporis basis on the assumption that such credit is earned on a straight line basis across the accounting period of the Company in which Completion falls).

3.6.4
Any payment to be made pursuant to clause 3.6.2 or 3.6.3 above shall be made within [**] Business Days of the actual receipt into the Company’s bank account of the R & D Tax Credit by reference to which such payment is calculated.

3.6.5
In the event, and to the extent that the Company receives a corporation tax credit as a result of the exercise of the Options, the Buyer shall pay a further cash amount to the Sellers by way of consideration for the purchase of the Sale Shares as an increase in the Purchase Price equal to the amount of that corporation tax credit so received by the Company.

4.	Consideration Shares

4.1
The Consideration Shares shall rank pari passu in all respects with the existing ordinary shares of £0.01 each in the capital of the Buyer, including the right to receive all dividends declared, made or paid after the Completion Date (save that they shall not rank for any dividend or other distribution of the Buyer declared made, or paid by reference to a record date before the Completion Date).

4.2	For the purposes of clause 3.1.2, the value of each Consideration Share shall be 170.4p

4.3
Each Seller undertakes to the Buyer that he shall not, during the nine months following Completion (the Lock-in Period), sell, transfer or otherwise dispose of, or create any Encumbrance over, any of the Consideration Shares (or any interest in them) held by the relevant Seller, or enter into any agreement to do so, except in accordance with clause 4.6.

4.4
Each Seller undertakes to the Buyer that for a period of twelve months following the end of the Lock-in Period (the Orderly Market Period) he shall not sell, transfer or otherwise dispose of any of the Consideration Shares (or any interest in them) held by the relevant Seller or enter into any agreement to do so unless:

(a)	he does so in accordance with clause 4.5 or clause 4.6; or

(b)
any such sale, transfer or other disposal takes place through brokers nominated by the Buyer provided that such brokers are able to offer terms as to price, commission and order size which are reasonably in line with such terms offered by other brokers (and for the avoidance of doubt, if such brokers are unable to complete any such sale, transfer or other disposal on such terms within 20 Business Days of it having received the written request to do so by or on behalf of a Seller, that Seller shall be entitled to effect such sale, transfer or other disposal through such broker as he shall decide).

4.5	Each Seller shall be entitled to sell, transfer or otherwise dispose of the Consideration Shares pursuant to Clause 4.4 only under the following conditions:
4.5.1    To sell or dispose of the Consideration Shares under the terms of Clause 4.4(b) only on AIM. The Company has the absolute discretion to permit the selling of the Consideration Shares on the NASDAQ Global Market through the conversion of the Consideration Shares into American Depositary Shares.
4.5.2    To sell, transfer or dispose of up to the lesser of:

i)    for each Seller, one-twelfth (1/12th) of the Respective Proportion of the Consideration Shares over the first five Business Days of each calendar month of the Orderly Market Period; or, if less
ii)    for each Seller, the Respective Proportion of 30% of the aggregate trading volume calculated over the 21 Business Days immediately prior to the start of each calendar month of the Orderly Market Period in the first five (5) Business Days of each calendar month of the Orderly Market Period.
4.5.3    In the event that the sale or disposal of one-twelfth of the Respective Proportion of the Consideration Shares in the five (5) Business Days’ from the start of each calendar month cannot be effected, the unsold or non-disposed Consideration Shares will be added to the Consideration Shares that will be eligible for sale, transfer or disposal in subsequent calendar month(s) by each such Seller.
4.5.4    The Buyer may offer from time to time additional Consideration Shares for sale or disposal under the terms of Clause 4.4(b) to those Consideration Shares defined in Clause 4.5.2. Such an offer will be made in writing (including by email) by the Buyer to each Seller.

4.6	Nothing in clause 4.3, 4.4 or 4.5 shall prevent a Seller from selling, transferring or otherwise disposing of any Consideration Shares (or any interest in them):

4.6.1
in acceptance of a general offer made in accordance with the City Code on Takeovers and Mergers by any third party for the whole of the ordinary share capital of the Buyer (other than any ordinary share capital owned by the offeror or any concert party of the offeror);

4.6.2
pursuant to an irrevocable commitment to accept any offer made in accordance with the City Code on Takeovers and Mergers for the whole of the ordinary share capital of the Buyer (other than any ordinary share capital owned by the offeror or any concert party of the offeror);

4.6.3
where such disposal is made pursuant to an offer by the Buyer to purchase its own shares which is made on identical terms to all holders of ordinary shares in the Buyer and otherwise complies with the CA 2006 and the AIM Rules;

4.6.4	pursuant to any scheme of reconstruction under section 110 of the Insolvency Act 1986 in relation to the Buyer;

4.6.5	pursuant to any compromise or arrangement under Part 26 of the CA 2006 which is agreed by the requisite majority of the members of the Buyer and sanctioned by the court;

4.6.6	with the prior written consent of the Buyer; or

4.6.7	where the sale, transfer or other disposal is made (whether inter vivos or by testamentary disposition or on intestacy) to:

4.6.7.1	a member of the Seller’s family; or

4.6.7.2	trustees of any trust, the principal beneficiaries of which are primarily the Seller and/or members of his family,

4.6.7.3	any person within the meaning of paragraphs c(iii) to (v) of the definition of "related party" in the AIM Rules as if that Seller fell within paragraphs (a) and/or (b) of such definition, and provided that the disposal is made after notice in writing has been given to the Buyer and the proposed recipient of the Consideration Shares concerned has entered into an agreement with the Buyer (on terms reasonably acceptable to the Buyer) to be bound by the terms of clauses 4.3 and 4.4 in respect of the remainder of the Lock-in Period and the Orderly Market Period respectively;

4.6.8
where the sale, transfer or other disposal is made to the extent that the sale proceeds (net of incidental costs) are required by the relevant Seller to meet and are wholly applied in meeting, any liability of the Sellers arising under any Relevant Claim.

4.7
For the avoidance of doubt no commission shall be payable to the Company's nominated broker in respect of any transfer of Consideration Shares transferred in any of the circumstances set out in clause 4.6 (other than clause 4.6.8) where the Seller is obliged (whether by this agreement or otherwise) by the Buyer to dispose of such Consideration Shares via the nominated broker.

4.8	For the purposes of clause 4.3 and 4.4 the Consideration Shares shall include:

4.8.1	any shares held by each Seller arising out of the consolidation, conversion or subdivision of any of the Consideration Shares; and

4.8.2
any shares acquired by reference to the Consideration Shares, whether by way of a bonus or rights issue, pre-emption right or otherwise, or in exchange or substitution for any of the Consideration Shares.

4.9	The Buyer shall use its best endeavours to procure admission of the Consideration Shares to AIM becoming effective in accordance with the AIM Rules (the Listing Condition).

4.10
If the Listing Condition shall not have been satisfied within 15 Business Days of Completion, the Buyer shall pay the Sellers £5,000,000 in cash in accordance with clause 3.3 and such cash shall be distributed to the Sellers in proportion to the number of Consideration Shares that would have been issued to the Sellers and from the time of payment of such cash the Sellers shall hold the Consideration Shares to the order of the Buyer and shall (at the Buyer’s cost) act in accordance with any lawful instructions given by the Buyer to transfer, cancel or otherwise dispose of the Consideration Shares in such manner as the Buyer shall direct. In the case that cash shall be paid instead of Consideration Shares, all provisions relating to the Consideration Shares shall apply to the cash in so far as possible (save in respect of any provisions of clause 4.3 and 4.4).

5.	Purchase Price Adjustment

5.1	The Completion Payment shall be adjusted as at Completion by

5.1.1	adding an amount equal to the Estimated Cash; and

5.1.2	subtracting an amount equal to the Estimated Indebtedness.

5.2	The Buyer shall pay the Completion Payment to the Sellers in cash on Completion on account of the Purchase Price, less the Retention.

5.3	The parties shall procure that the Purchase Price Statement (adjusted pursuant to clause 5.1 above) is prepared and agreed or determined (as the case may be) in accordance with Schedule 4.

5.4	The following payments shall be made on or before the Adjustment Date:

5.4.1
if the amount of the Purchase Price as set out in the Purchase Price Statement exceeds the Completion Payment, the Buyer shall (subject to Clause 5.6) pay to the Sellers an amount equal to the excess; or

5.4.2	if the amount of the Purchase Price as set out in the Purchase Price Statement is less than the Completion Payment, the Sellers shall pay to the Buyer an amount equal to the shortfall.

5.5
Any payment due to the Buyer under clause 5.4 shall first be met out of the Retention in accordance with Schedule 10. To the extent that the Retention is insufficient, any further payment shall be made by electronic transfer to such account of the Buyer or the Buyer’s Solicitors as is notified to the Sellers by or on behalf of the Buyer no later than 2 Business Days before the Adjustment Date and such payment shall be made by the Sellers in their Respective Proportions.

5.6
If, at the Adjustment Date, any amount is due for payment by the Sellers to the Buyer in respect of a Substantiated Claim the Buyer shall be entitled (at its sole discretion) to satisfy all (to the extent possible) or part of the Sellers’ outstanding payment obligation by way of set-off against any amount that is payable by the Buyer under clause 5.4.1, and to treat its obligation to pay that sum as being reduced pro tanto by the amount so set off.

6.	Completion

6.1	Completion shall take place on the Completion Date at the offices of the Buyer's Solicitors or at such other place as is agreed by the parties in writing.

6.2	At Completion:

6.2.1	the Sellers shall:

6.2.1.1	deliver or cause to be delivered to the Buyer the items listed in Schedule 3;

6.2.1.2	procure that a board meeting of the Company is held at which the matters set out in paragraph 2 Schedule 3 are carried out; and

6.2.1.3	deliver any other documents referred to in this agreement as being required to be delivered by the Sellers at Completion; and

6.2.1.4	pay the Insurance Premium Contribution to the Company;

6.2.2	the Buyer shall (subject to the Sellers complying with their obligations in clause 6.2.1):

6.2.2.1	pay the Completion Payment in accordance with clause 3.1 and clause 5.1 (less the Retention);

6.2.2.2	pay the Retention into the Retention Account;

6.2.2.3
deliver to the Sellers a certified copy of the resolution, in agreed form, adopted by the Buyer's board of directors approving Completion and the execution and delivery of any Transaction Documents to be delivered by the Buyer at Completion and the allotment and issue of the Consideration Shares to the Sellers;

6.2.2.4	procure that each of the Sellers shall be entered into the Buyer’s register of members (shareholders) as a holder of the relevant number of Consideration Shares and deliver evidence of such registration to the Sellers and share certificates in respect thereof as soon as practicable thereafter;

6.2.2.5	allot and issue the Consideration Shares to the Sellers in accordance with clause 3.1.2; and

6.2.2.6	promptly deliver to the Company’s nominated adviser (with a copy to the Sellers’ Representatives) a duly signed application to admit the Consideration Shares to AIM.

6.3
As soon as possible after Completion, the Sellers shall send to the Buyer all records, correspondence, documents, files, memoranda and other papers relating to the Company which are not kept at the Property and which are not required to be delivered at Completion.

6.4	The Buyer shall procure that the Company shall pay the premium due on the Policy within [**] Business Days of Completion.

7.	Warranties

7.1	Each of the Sellers severally warrants to the Buyer that except as Disclosed as at Completion each of the Fundamental Warranties is accurate, true and not misleading in relation to themselves

7.2	Each of the Non-New Wave Sellers severally warrant to the Buyer that except as Disclosed as at Completion each Warranty (except the Fundamental Warranties) is true, accurate and not misleading.

7.3
Warranties qualified by the expression ''so far as the Sellers are aware'' or any similar expression qualifying the knowledge of a Seller are deemed to be given to the best of the knowledge, information and belief of each of the Sellers after they have made due and careful enquiries of David Williams, Giorgio Reggiani and John Wain.

7.4	Each of the Warranties is separate and, unless otherwise specifically provided, is not limited by reference to any other Warranty or any other provision in this agreement.

7.5	The only Warranties in connection with the Properties are those contained in the following paragraphs of Part 1 of Schedule 6:

7.5.1	Schedule 6 Part 1 -29 (Properties); and

7.5.2	Schedule 6 Part 1 -30 (Environmental).

7.6
Except for the matters Disclosed, no information of which the Buyer (or any of its agents or advisers) has knowledge (in each case whether actual, constructive or imputed), or which could have been discovered (whether by investigation made by the Buyer or on its behalf), shall prejudice or prevent any Relevant Claim or reduce the amount recoverable under any Relevant Claim. Notwithstanding the forgoing provisions of this Clause the Buyer confirms that it is not aware of any matters that entitle it (or would entitle it) to bring a Relevant Claim.

7.7
The Sellers agree that the supply of any information by or on behalf of the Company, or any of its employees, directors, agents or officers (Officers) to the Sellers or their advisers in connection with the Warranties, the Disclosure Letter or otherwise shall not constitute a warranty, representation or guarantee as to the accuracy of such information in favour of the Sellers.

The Non-New Wave Sellers unconditionally and irrevocably waive all and any rights and claims that they may have against any of the Company or the Officers on whom they have, or may have, relied in connection with the preparation of the Disclosure Letter, or agreeing the terms of this agreement, and further undertake to the Buyer, the Company, and the Officers not to make any such claims.
The New Wave Sellers unconditionally and irrevocably waive all and any rights and claims that they may have against any of the Company or the Officers (with the exception of the Key Sellers in connection with a Fraud Claim) on whom they have, or may have, relied in connection with the preparation of the Disclosure Letter, or agreeing the terms of this agreement, and further undertake to the Buyer, the Company, and the Officers (with the exception of the Key Sellers in connection with a Fraud Claim) not to make any such claims.
For the purposes of this clause 7.7, ''Fraud Claim'' shall mean a Relevant Claim which arises or is delayed as a result of the dishonesty, fraud, wilful misconduct or wilful concealment by a Key Seller and for which the Buyer is entitled to bring a claim against the Sellers in accordance with clause 8.16 and where the New Wave Sellers suffer any loss or liability in connection with such claim

7.8
For the avoidance of doubt, the Buyer's rights and remedies in respect of any Relevant Claim shall not be affected by Completion, or any termination of (or the Buyer's failure to terminate) this agreement.

7.9
The Buyer warrants to the Sellers that the execution and delivery of this agreement and the transactions contemplated herein (including, but not limited to, the issue of the Consideration Shares) have, where required, been duly and validly authorised and no other proceedings or actions are necessary to authorise this agreement or to complete the transactions contemplated herein.

7.10
If and to the extent that a liability arises in respect of a Substantiated Claim which is not otherwise excluded pursuant to the provisions of clause 8 (a Claim Liability), the provisions of this clause shall operate to allocate the relevant Claim Liability amongst the Sellers, subject at all times to the Cap. Accordingly the Claim Liability shall:

7.10.1
first, fall to the account of the Non-New Wave Sellers, provided that (i) the maximum amount to which the Non-New Wave Sellers shall be obliged to contribute towards the Claim Liability shall be an amount equal to 50 per cent of the aggregate unadjusted Cash Consideration actually received by such Non-New Wave Sellers on the Completion Date (after the amounts payable to New Wave in respect of the purchase of the Preference Shares together with the interest accrued thereon have been settled from the aggregate unadjusted Cash Consideration and excluding any sum in respect of which a set-off or deduction is made from the Retention) (the First Call Cash) and (ii) provided always that the contribution amounts for each Non-New Wave Seller to the Claim Liability shall be strictly made in the proportions by which each Non-New Wave Seller's amount of First Call Cash bears to the aggregate amount of First Call Cash;

7.10.2
second, if and to the extent that the Claim Liability is not settled in full by the First Call Cash, then any such remaining residual Claim Liability shall fall to the account of the Non-New Wave Sellers, who shall be obliged to satisfy such remaining Claim Liability through contributing the proceeds realised (net of expenses) from the sale of Consideration Shares which were issued to them on or shortly after the Completion Date, provided that (i) in satisfying the Claim Liability, the maximum liability of the Non-New Wave Sellers shall be the proceeds (net of expenses) arising from the sale of 37.5 per cent of the aggregate number of Consideration Shares issued to them on or shortly after the Completion Date (the First Call Shares) and (ii) if at such time any or all of the First Call Shares have already been sold, any relevant Non-New Wave Seller shall, subject to (iii), be obliged to contribute such amount of the actual realised proceeds (net of expenses) from the sale of such First Call Shares towards satisfying its proportion of the Claim Liability and (iii) the contributions towards the Claim Liability by each Non-New Wave Seller shall be made strictly by reference to the proportion by which each Non-New Wave Seller's number of Consideration Shares bears to the aggregate number of Consideration Shares issued to the Non-New Wave Sellers;

7.10.3
third, if and to the extent that the Claim Liability is not settled in full by the First Call Cash together with the proceeds realised through the sale of First Call Shares, then any such remaining residual Claim Liability shall fall to the account of the New Wave Sellers, who agree to bear such liability notwithstanding that they may not have provided a warranty or covenant in relation to such matter, or personally been in breach thereof provided that (i) the maximum amount to which the New Wave Sellers shall be obliged to contribute towards the Claim Liability shall be an amount equal to 50 per cent of the aggregate unadjusted Cash Consideration actually received by such Non-New Wave Sellers on the Completion Date (after the amounts payable to New Wave in respect of the purchase of the Preference Shares together with the interest accrued thereon have been settled from the aggregate unadjusted Cash Consideration and excluding any sum in respect of which a set-off or deduction is made from the Retention) (the Second Call Cash) and (ii) provided always that the contribution amounts for each New Wave Seller to the Claim Liability shall be strictly made in the proportions by which each New Wave Seller's amount of Second Call Cash bears to the aggregate amount of Second Call Cash;

7.10.4
fourth, if and to the extent that the Claim Liability is not settled in full by the First Call Cash together with the proceeds realised through the sale of First Call Shares and the Second Call Cash, then any such remaining residual Claim Liability shall fall to the account of the Non-New Wave Sellers, who shall be obliged to satisfy such remaining Claim Liability through contributing the proceeds realised (net of expenses) from the further sale of Consideration Shares which were issued to them on or shortly after the Completion Date, provided that (i) in satisfying the Claim Liability, the maximum liability of the Non-New Wave Sellers shall be the proceeds (net of expenses) arising from the sale of 37.5 per cent of the aggregate number of Consideration Shares issued to them on or shortly after the Completion Date (the Second Call Shares) and (ii) if at such time any or all of the Second Call Shares have already been sold, any relevant Non-New Wave Seller shall, subject to (iii), be obliged to contribute such amount of the actual realised proceeds (net of expenses) from the sale of such Second Call Shares towards satisfying its proportion of the Claim Liability and (iii) the contributions towards the Claim Liability by each Non-New Wave Seller shall be made strictly by reference to the proportion by which each Non-New Wave Seller's number of Consideration Shares bears to the aggregate number of Consideration Shares issued to the Non-New Wave Sellers;

7.10.5
fifth, if and to the extent that the Claim Liability is not settled in full by the First Call Cash, the Second Call Cash and the proceeds realised through the sale of First Call Shares and Second Call Shares, then any such remaining residual Claim Liability shall fall to the account of the New Wave Sellers, who agree to bear such liability notwithstanding that they may not have provided a warranty or covenant in relation to such matter, or personally been in breach thereof, who shall be obliged to satisfy such remaining Claim Liability through contributing the proceeds realised (net of expenses) from the sale of Consideration Shares which were issued to them on or shortly after the Completion Date, provided that (i) in satisfying the Claim Liability, the maximum liability of the New Wave Sellers shall be the proceeds (net of expenses) arising from the sale of 75 per cent of the aggregate number of Consideration Shares issued to them on or shortly after the Completion Date (the Third Call Shares) and (ii) if at such time any or all of the Third Call Shares have already been sold, any relevant New Wave Seller shall, subject to (iii), be obliged to contribute such amount of the actual realised proceeds (net of expenses) from the sale of such Third Call Shares towards satisfying its proportion of the Claim Liability and (iii) the contributions towards the Claim Liability by each New Wave Seller shall be made strictly by reference to the proportion by which each New Wave Seller's number of Consideration Shares bears to the aggregate number of Consideration Shares issued to the New Wave Sellers;

7.10.6
thereafter, if and to the extent that the Claim Liability is not settled in full by the First Call Cash, the Second Call Cash and the proceeds realised through the sale of First Call Shares, Second Call Shares and Third Call Shares then any such remaining residual Claim Liability shall fall to the account of each of the Non-New Wave Sellers on the one hand and the New Wave Sellers, who agree to bear such liability notwithstanding that they may not have provided a warranty or covenant in relation to such matter, or personally been in breach thereof, on the other hand, in equal proportions between each such group, such residual Claim Liability to be satisfied by the entitlements of each group to receive actual payments from the Buyer of Deferred Consideration and each respective group's contribution to be satisfied (i) by way of the relevant Sellers contributing any Deferred Consideration payments actually received, and, if such amounts are insufficient, then (ii) by way of set-off or deduction once such Deferred Consideration becomes payable;

7.11
Notwithstanding the provisions of clause 7.10 the Buyer shall be entitled to bring proceedings in respect of any Relevant Claim against all Sellers simultaneously, provided that it may only recover in accordance with the order of priority set out in clause 7.10.

7.12
Notwithstanding the provisions of this clause 7, Schedule 6 or Schedule 7 the Sellers shall have no liability for any Insured Risk. To the extent that the Policy is avoided by the Insurers as a direct consequence only of:

7.12.1	any misrepresentation or failure to disclose to the Insurers any facts actually known to the Sellers or the Company at the time the Policy was granted; or

7.12.2	the occurrence of any of the events set out in clause 6.2 of the Policy, the PropCo Sellers shall be jointly and severally liable for the Insured Risks subject always to the limitations set out in clause 8 of this agreement as if the term Sellers was substituted with PropCo Sellers.

8.	Limitations on claims

8.1	This clause 8 limits the liability of each of the Sellers in relation to any Relevant Claim.

8.2
The maximum aggregate liability of the Sellers in relation to all Relevant Claims (inclusive of all claims, costs, expenses, reasonably incurred legal and professional fees and disbursements, VAT, interest and penalties) shall not exceed the sum of [**] pounds sterling (£[**]) (the Cap) and each Seller's individual maximum aggregate liability in respect of any such Relevant Claims shall be limited in accordance with the provisions of clause 7.10.

8.3	A Seller shall not be liable:

8.3.1
in respect of a Relevant Claim (excluding a Tax Protection Claim) unless the amount of each such Substantiated Claim (together with any such connected Substantiated Claims) exceeds the sum of £[**] in which case in which case the liability of the relevant Sellers shall be for the total amount of such Substantiated Claims (and not limited to the amount above the threshold specified in this clause 8.3.1); and

8.3.2
in respect of a Relevant Claim unless the aggregate amount of all such Substantiated Claims either individually or when aggregated with all other Relevant Claims (other than those excluded under clause 8.3.1), exceeds the sum of £[**], in which case the liability of the relevant Sellers shall be for the total amount of such Substantiated Claims (and not limited to the amount above the threshold specified in this clause 8.3.2).

For the purposes of this clause 8.3:
a Relevant Claim is connected with another Relevant Claim if such claims arise from the same facts, events or circumstances; and

8.4
Each Seller shall not be liable in respect of a Relevant Claim unless notice in writing summarising the nature of the Relevant Claim (in so far as it is known to the Buyer) and, as far as is reasonably practicable, the amount claimed, has been given by or on behalf of the Buyer to each of the Sellers' Representatives as soon as practicable following the Buyer becoming aware that such circumstances entitles it to bring a Relevant Claim, but in any event:

8.4.1	in the case of a claim in respect of the Tax Warranties, on or before the date falling on the [**] anniversary of the Completion Date; or

8.4.2	in any other case, on or before the expiry of [**] months from the Completion Date.

8.5
Any Relevant Claim in respect of which notice has been given by the Buyer pursuant to clause 8.4 above shall lapse entirely if proceedings are not issued in respect of such claim within 12 months of service of the notice pursuant to clause 8.4 above, or in the case of a Relevant Claim to which clause 8.7.4 applies, within eighteen months of the date stated in clause 8.4.2 above, during which time the Buyer shall be at liberty to negotiate with the relevant party to crystallize the contingent liability into an actual liability which shall thereupon form the basis of the Relevant Claim.

8.6	The Sellers shall not be liable for a Relevant Claim to the extent that the Relevant Claim:

8.6.1	arises from facts, events or circumstances that have been Disclosed;

8.6.2	relates to a matter specifically and fully provided for in the Accounts;

8.6.3
arises from any voluntary act carried out by the Buyer or any person connected with the Buyer after Completion which is not in the ordinary course of business or pursuant to a legally binding obligation entered into or which arose prior to Completion which is required by law;

8.6.4
arises from any change in any law, rule, regulation, interpretation of the law or administrative practice of any government, governmental department, agency or regulatory body (whether or not having the force of law) or any increase in the rates, methods of calculation or scope of Taxation or any imposition of Taxation after the date of this agreement;

8.6.5	arises from any change of accounting policy or practice of the Company after Completion;

8.6.6
would not have arisen but for any claim, election, surrender or disclaimer made or omitted to be made or notice or consent given or omitted to be given by the Buyer’s Group under any Tax Statute the making or giving of which was taken into account in computing the provision for Tax (including the provision for deferred taxation) in the Accounts the Management Accounts or the Purchase Price Statement; or

8.6.7
arises from any winding-up or cessation after Completion of any business or trade carried on by the Company (other than where such occurs as a consequence of a breach of this agreement by the Sellers).

8.7	The liability of each relevant Seller for any Relevant Claim shall be reduced to the extent that:

8.7.1	there has been a corresponding saving of or credit in relation to Tax by the Buyer or any member of the Buyer's Group in respect of the loss or liability giving rise to such claim;

8.7.2
the loss or damage is recovered by the Buyer, a member of the Buyer's Group or the Company under any policy of insurance, provided that in the event that the insurance premium payable upon the renewal of the relevant insurance policy increases at the policy renewal date immediately following the date of such claim as compared to the prior premium amount paid for such policy and such increase is directly attributable to the fact of such insurance claim having been made, then any such excess over and above the prior premium amount paid for such policy shall be excluded from the protections of this clause 8.7.2;

8.7.3	it represents any liability for Tax arising in the ordinary course of business of the Company since the Accounts Date;

8.7.4
the Relevant Claim is based upon a liability which is contingent only, unless and until such contingent liability becomes an actual liability or until the same is finally adjudicated within the time period provided in clause 8.5 above (and in the event that such liability does not cease to be contingent before the expiration of such period it shall lapse);

8.7.5
provision or reserve in respect of the matter giving rise to such Relevant Claim shall have been made in the Accounts, the Management Accounts or the Purchase Price Statement (and expressly identified) or to the extent that the matter giving rise to such claim shall have been noted or taken into account in the Accounts, the Management Accounts or the Purchase Price Statement (and expressly identified);

8.7.6	any sum is received by the Company which has previously been written off as irrecoverable in the Accounts;

8.7.7	the relevant amount has previously been withheld from the Retention or otherwise recovered from the Sellers (or any of them).

8.8
In assessing any liabilities, damages or other amounts recoverable by the Buyer as a result of any Relevant Claim there shall be taken into account any amount of any Tax relief obtained or obtainable by the Buyer’s Group and any amount by which any Tax for which the Buyer’s Group is or may be liable to be assessed or accountable is reduced or extinguished, arising directly or indirectly in consequence of the matter which gives rise to such claim.

8.9	The Buyer shall not be entitled to recover more than once under this agreement in respect of the same loss or liability.

8.10
If the Sellers pay to the Buyer an amount in respect of any Relevant Claim and the Buyer or any member of the Buyer's Group subsequently recovers from another person an amount in respect of the same loss or liability the Buyer or relevant member of the Buyer's Group (as appropriate) shall as soon as reasonably practicable pay to the Sellers an amount equal to the Sum Recovered.

For the purposes of this clause 8:
“Sum Recovered” means an amount equal to so much of the amount recovered from the other person by the Buyer or a member of the Buyer's Group as does not exceed the amount of any payment by the Sellers in satisfaction of the relevant claim less any Tax payable by the Buyer or member of the Buyer's Group in respect of that receipt and less all reasonable costs and expenses of the Buyer or the relevant member of the Buyer's Group properly incurred in recovering that receipt.

8.11
The Buyer shall use its best endeavours to procure that the Company preserves all documents, records, correspondence, accounts and other information whatsoever which are in the possession of the Buyer or the Company and which the Buyer and the Company in good faith believe or are aware are relevant to any Relevant Claim or potential Relevant Claim.

8.12	The Buyer shall:

8.12.1
notify each of the Sellers’ Representatives of any claim by a third party against the Company, the Buyer or any member of the Buyer’s Group which has or may give rise to a Relevant Claim (a Third Party Claim) as soon as reasonably practicable after the Buyer becomes aware of it; and

8.12.2
provided that such action does not constitute the waiver of legal privilege as against the relevant third party, the Buyer shall keep the Sellers’ Representatives fully informed of all developments in respect of the Third Party Claim and all acts and notices in respect thereof, consult on a regular basis in good faith with the Sellers’ Representatives as to any action to be taken in connection with that Third Party

Claim and act in accordance with the reasonable representations and views of the Sellers’ Representatives (but without prejudice to the legitimate commercial interests of the Buyer and the Company)

8.13
In the event that the Sellers at any time after the date hereof shall wish to take out insurance against their liability hereunder the Buyer undertakes to provide such information as the prospective insurer may reasonably require before effecting such insurance, subject to such prospective insurer agreeing in writing to maintain the confidentiality of such information to the extent reasonably required by the Buyer.

8.14
The Buyer will take or procure the taking of all such reasonable steps and action as may be necessary or as the Sellers may require in order to mitigate any loss in respect of a Relevant Claim (for the avoidance of doubt including, but not limited to, having regard to the representations of the Sellers pursuant to clause 8.13 (Third Party Claims) above. Nothing in this agreement shall or shall be deemed to relieve the Buyer of any common law or other duty to mitigate any loss or damage incurred by it.

8.15
Save for the provisions of clause 7.10 as to the priority of liability assumed by the relevant Sellers in respect of a Relevant Claim, nothing in this clause 8 applies to exclude or limit the liability of any of the Sellers:

8.15.1
to the extent that a Relevant Claim arises or is delayed as a result of dishonesty, fraud, wilful misconduct or wilful concealment by any of the Sellers, their agents or advisers, provided that (i) such claim must be brought before the fifth anniversary of Completion and (ii) in the event that such claim arises on account of the dishonesty, fraud, wilful misconduct or wilful concealment by a Non-New Wave Seller, the Buyer acknowledges that any claim for recovery of loss arising as a result of the same shall be made first as against the Non-New Wave Sellers and if and only to the extent that it is not able to recover its loss in full from Cash Consideration, the sale of (or proceeds from the sale of) Consideration Shares, set off or repayment of either Deferred Consideration or Transfer Incentives in each case issued to or paid to the Non-New Wave Sellers, shall the New Wave Sellers have any liability in respect of any such claim; and

8.15.2
in respect of a breach of the Fundamental Warranties, provided that the maximum aggregate liability of each Seller in relation to all Fundamental Warranty Claims (inclusive of all claims, costs, expenses, reasonably incurred legal and professional fees and disbursements, VAT, interest and penalties) shall not exceed a sum equal to the aggregate of the relevant Seller's Respective Proportion of each of the unadjusted Cash Consideration (excluding any sum in respect of which a set-off or deduction is made from the Retention), the Share Consideration and the Deferred Consideration (to the extent such sums are actually received by that Seller).

8.16	The Sellers shall not plead the Limitation Act 1980 in respect of any Tax Protection Claim.

8.17
No liability shall arise and no claim may be made in respect of a Relevant Claim to the extent that the matter giving rise to such claim is remediable, unless the Buyer shall have given written notice thereof to each of the Seller's Representatives in accordance with clause 8.5 and such matter shall not have been remedied to the reasonable satisfaction of the Buyer within the period of 30 days following the date of service of such notice.

9.	The Buyer’s Warranties

9.1	The Buyer warrants to the Sellers that, each of the following statements is true, accurate and not misleading on the date of this agreement:

9.1.1	the Buyer is duly incorporated in England & Wales;

9.1.2
the Buyer has full power and authority to enter into and perform this agreement and each of the other Transaction Documents to be entered into by it and the provisions of this agreement and each of such other Transaction Documents will, when executed, constitute valid and binding obligations on the Buyer, in accordance with their respective terms;

9.1.3	the execution and delivery of, and the performance by the Buyer of its obligations under, this agreement and each of the other Transaction Documents to which it is a party will neither:

9.1.3.1
result in a breach of any provision of its memorandum or articles or any agreement or instrument to which the Buyer or any member of the Buyer’s Group is a party or by which the Buyer or any member of the Buyer’s Group is bound; nor

9.1.3.2
result in a material breach of any law, regulation, order, judgment, licence, permit, consent or decree of any arbitral tribunal or governmental, regulatory or similar body or agency in any jurisdiction to which any member of the Buyer’s Group is a party or by which any of them or their respective assets are bound or affected;

9.1.4	there are no:

9.1.4.1
judgments, orders, injunctions or decrees of any governmental, regulatory or similar body or agency in any jurisdiction or arbitration tribunal outstanding against or affecting any member of the Buyer’s Group;

9.1.4.2	law suits, actions or proceedings pending so far as the Buyer is aware or, to the knowledge of the Buyer, threatened against or affecting any member of the Buyer’s Group; or

9.1.4.3	investigations by any governmental, regulatory or similar body or agency in any jurisdiction which are pending or, threatened against any member of the Buyer’s Group so far as the Buyer is aware, and which, in any such case, will have a material adverse effect on the ability of the Buyer or the relevant member of the Buyer’s Group to execute and deliver, or perform, its obligations under this agreement or any of the other Transaction Documents;

9.1.5
No order has been made, petition presented or meeting convened for the winding up, or for the appointment of any provisional liquidator or in relation to any other process whereby the business is terminated and the assets of the Buyer or any member of the Buyer’s Group are distributed amongst the creditors and/or shareholders or other contributors, and there are no cases or proceedings under any applicable insolvency, reorganisation or similar laws in any relevant jurisdiction, and so far as the Buyer is aware, no events have occurred which, under applicable laws, would be reasonably likely to justify any such cases or proceedings;

9.1.6
Neither the Buyer nor any member of the Buyer’s Group has taken any step with a view to a suspension of payments or a moratorium of any indebtedness or has made any voluntary arrangement with any of their creditors or is insolvent or unable to pay their debts as they fall due;

9.1.7
The Buyer will have sufficient cash resources, available lines of credit or other sources of immediately available funds to enable it to fulfil all of its obligations under this agreement at Completion;

9.1.8
The directors of the Buyer will have sufficient authority for the purposes of section 551 of the CA 2006 and the AIM Rules to allot the Consideration Shares without needing any further sanction or approval by shareholders of the Buyer;

9.1.9	The issued share capital of the Buyer as at the date of this agreement consists of 70,629,352 shares of £0.01 each in the capital of the Buyer;

9.1.10	There are no other class of shares in the Buyer other than ordinary shares of £0.01 each;

9.1.11	The Consideration Shares shall be issued at Completion, subject to satisfaction of the Listing Condition, free from all Encumbrances;

9.1.12	So far as the Buyer is aware there are no matters or facts in existence which might result in the Consideration Shares being refused admission to AIM; and

9.1.13
The Buyer has complied in all material respects with all of its continuing obligations under the AIM Rules and (to the extent they apply to the Buyer) the Disclosure Guidance and Transparency Rules published by the Financial Conduct Authority.

9.2	The Buyer acknowledges that the Sellers are entering into this agreement on the basis of, and in reliance on, clause 9.1.

10.	Tax Covenant
The provisions of Schedule 7 apply in this agreement in relation to Tax.

11.	Restrictions on the Sellers

11.1	In this clause, the following words and expressions shall have the following meanings:

11.2	Restricted Business: any business that is or would be in competition with any part of the Business as being carried on at the Completion Date.

11.3
Restricted Customer: any person who is at Completion, or who has been at any time during the period of [**] immediately preceding the Completion Date, a client or customer of, or in the habit of dealing with, the Company or any of the Subsidiaries.

11.4
Restricted Person: any person who is at Completion, or who has been at any time during the period of [**] immediately preceding the Completion Date, employed or directly or indirectly engaged by the Company or any of the Subsidiaries in an executive, managerial, sales or technical role at an annual rate of remuneration (including commission, if any,) of not less than £[**].

11.5	Each Key Seller undertakes to each of the Buyer and the Company that he or she shall not directly or indirectly:

11.5.1
at any time during the period of 24 months commencing on the Completion Date, world wide carry on or be employed, engaged, concerned or interested in, or in any way directly assist, a Restricted Business;

11.5.2	at any time during the period of 24 months commencing on the Completion Date:

11.5.2.1	canvass, solicit or otherwise seek the custom of any Restricted Customer with a view to providing goods or services to them in competition with the Business; or

11.5.2.2
induce or attempt to induce a Restricted Customer to cease conducting business with, or to reduce the amount of business conducted with, or to vary adversely the terms upon which it conducts business with, the Company, or do any other thing which is reasonably likely to have such an effect;

11.5.3
at any time during the period of [**] commencing on the Completion Date, have any business dealings with a Restricted Customer in connection with the provision of goods or services to them in competition with the Business;

11.5.4
at any time during the period of [**] commencing on the Completion Date, induce or attempt to induce any person who is at Completion, or has been at any time during the period of [**] immediately preceding the Completion Date, a supplier of goods or services to the Company, to cease conducting business with, or to reduce the amount of business conducted with, or to vary adversely the terms upon which it conducts business with, the Company, or do any other thing which is reasonably likely to have such an effect;

11.5.5
at any time during the period of [**] commencing on the Completion Date, offer employment to, enter into a contract for the services of, or otherwise entice or attempt to entice away from the Company, any Restricted Person, or procure or facilitate in relation to a Restricted Person the making of any such offer or attempt by any other person;

11.6
Each Seller undertakes to each of the Buyer and the Company that he or she shall not directly or indirectly at any time after Completion (save in respect of any publicity issued by New Wave, with the consent of the Buyer, acting reasonably):

11.6.1	use in the course of any business:

11.6.1.1	the word "Discuva";

11.6.1.2	any trade or service mark, business or domain name, design or logo which, at Completion, is being or has been used by the Company in connection with the Business; or

11.6.1.3	anything which is, in the reasonable opinion of the Buyer, capable of confusion with any of the words, marks, names, designs or logos referred to in clause 11.6.1.1 or clause 11.6.1.2;

11.6.2	at any time after Completion, do or say anything which may be harmful to the reputation of the Company; or

11.6.3	at any time after Completion, present himself or herself (or permit himself or herself to be presented) as:

11.6.3.1
connected in any capacity with the Company (save in the normal course of their employment or engagement by the Company or the Buyer to the extent that such employment or engagement continues after Completion); or

11.6.3.2	interested or concerned in any way in the Sale Shares (or any of them).

11.7
The undertakings in clauses 11.5 and 11.6 are intended for the benefit of, and shall be enforceable by, each of the Buyer and the Company, and shall apply to actions carried out by the relevant Key Seller or Seller (as the case may be) in any capacity (including as shareholder, partner, director, principal, consultant, officer, employee, agent or otherwise) and whether directly or indirectly, on that Seller's own behalf or on behalf of, or jointly with, any other person.

11.8	Nothing in clauses 11.5 and 11.6 shall prevent any Seller from holding for investment purposes only:

11.8.1	units of any authorised unit trust; or

11.8.2	not more than 5% of any class of shares or securities of any company traded on a recognised investment exchange (within the meaning of the Financial Services and Markets Act 2000).

11.9
Each of the undertakings in clauses 11.5 and 11.6 is a separate undertaking by each Seller or Key Seller (as the case may be) in relation to himself or herself and his or her interests and shall be enforceable by the Buyer and the Company separately and independently of their right to enforce any one or more of the other undertakings contained in that clause.

11.10
The parties acknowledge that the Sellers have confidential information relating to the Business and that the Buyer is entitled to protect the goodwill of the Business as a result of buying the Sale Shares. Accordingly, each of the covenants in clause 11.6 is considered fair and reasonable by the parties.

11.11	The consideration for the covenants in clauses 11.5 and 11.6 are included in the Purchase Price.

11.12	Nothing in this clause 11 shall prevent John Wain from:

11.12.1
carrying out any work undertaken in an academic capacity, whether or not such work relates to, or would otherwise compete with, the Business, provided that he shall not, whether directly or indirectly and whether or not in his personal capacity or jointly with any other person (whether as a shareholder, partner, director, principal, consultant, agent or in any other capacity) exploit, or take steps to exploit, any such work for commercial gain or reward; or

11.12.2	in his academic capacity working with, employing or retaining as a consultant any person whom he has so worked with, employed or retained in the 2 years prior to Completion.

12.	Confidentiality and announcements

12.1	Each Seller severally undertakes to the Buyer and the Company that he or she shall:

12.1.1
keep confidential the terms of this agreement and the other Transaction Documents, and all and any confidential information, know how or trade secrets in his or her knowledge or possession concerning the business, affairs, customers, clients or suppliers of the Company or any member of the Buyer's Group (provided always that no Seller shall be prohibited from carrying out any work for Bactevo (subject to compliance by Bactevo with the Bactevo Agreements);

12.1.2	not disclose any of the information referred to in clause 12.1.1 in whole or in part to any third party, except as expressly permitted by this clause 12; and

12.1.3
not make any use of any of the information referred to in clause 12.1.1, other than to the extent necessary for the purpose of exercising or performing his or her rights and obligations under this agreement.

12.2	Each Seller undertakes to the other Sellers that they shall keep confidential the terms of this agreement and all confidential information in their knowledge or possession relating to the other Sellers, and they shall only use the information for the purposes contemplated by this agreement.

12.3	The Buyer undertakes to each Seller that it shall at all times:

12.3.1
keep confidential (and the Buyer shall procure that all other members of the Buyer Group shall at all times keep confidential) the existence and provisions of, and the negotiations relating to, this agreement and any other Transaction Document;

12.3.2	keep confidential all information of a confidential nature that is received or obtained by the Buyer before Completion which relates to any Seller; and

12.3.3
shall use such confidential information only for the purposes contemplated by this agreement or any other Transaction Document or as required for the normal operation of the Company or any member of the Buyer’s Group.

12.4	No party shall be obliged to keep confidential or to restrict their use of any information that:

12.4.1
is or becomes generally available to the public other than as a result of its disclosure by such party (or any person to whom that party has disclosed the information in accordance with clause 12.5.1) in breach of this agreement; or

12.4.2
was, is or becomes available to the relevant party on a non-confidential basis from a person who, to that party’s knowledge, is not bound by a confidentiality agreement or otherwise prohibited from disclosing the information to that party.

12.4.3
was properly and lawfully in the possession of the relevant party (or such member) before the time that it was disclosed by or acquired from the other party (or, in the case of the Buyer, any other member of the Buyer Group) or its advisers.

12.5	A party may disclose any information that they are otherwise required to keep confidential under this clause 12:

12.5.1
to any of their employees, officers, consultants, representatives or advisers who need to know such information for the purposes of advising on this agreement or facilitating the Transaction or as required for the normal operation of the Company or any member of the Buyer’s Group, provided that the party making the disclosure informs the recipient of the confidential nature of the information before disclosure and procures that each recipient shall, in relation to any such information disclosed to them, comply with the obligations set out in this clause 12 as if they were that party. The party making a disclosure under this clause shall, at all times, be liable for any failure of its recipients to comply with the obligations set out in this clause 12;

12.5.2	with the prior consent in writing of the Buyer or the Sellers’ Representatives as appropriate;

12.5.3	if such information relates to one party only, with the prior consent in writing of that party;

12.5.4	to confirm that the Transaction has taken place, or the date of the Transaction (but without otherwise revealing any other terms of the Transaction or making any other announcement);

12.5.5	to the extent that the disclosure is required:

12.5.5.1	by the laws of any jurisdiction to which the relevant party is subject;

12.5.5.2	by an order of any court of competent jurisdiction, or any regulatory, judicial, governmental or similar body, or any Tax Authority or securities exchange of competent jurisdiction;

12.5.5.3	under any arrangement in place under which negotiations relating to terms and conditions of employment are conducted;

12.5.5.4	to make any filing with, or obtain any authorisation from, any regulatory, governmental or similar body, or any Tax Authority or securities exchange of competent jurisdiction; or

12.5.5.5	to protect the relevant party’s interest in any legal proceedings,
PROVIDED that in each case (and to the extent they are legally permitted to do so) the party making the disclosure gives the Buyer and the Sellers’ Representatives as much notice of the disclosure as possible and consults with such other parties and takes into account their reasonable requests concerning the content of such disclosure.

12.6
Each party shall supply the other parties (or any of them) with such information about itself, its Group or this agreement as they may reasonably require for the purposes of satisfying the requirements of any law or any judicial, governmental, regulatory or similar body or any Tax Authority or securities exchange of competent jurisdiction.

12.7	Subject to clause 12.8 to clause 12.10 (inclusive), no party shall make, or permit any person to make, any public announcement, communication or circular concerning this agreement or the Transaction (announcement) without the prior written consent of the other parties (such consent not to be unreasonably withheld or delayed).

12.8
Nothing in clause 12.7 shall prevent a party from making an announcement required by law or any governmental or regulatory authority (including any Tax Authority), any securities exchange, or any court or other authority of competent jurisdiction, provided that the party required to make the announcement consults with the other parties and takes into account their reasonable requests concerning the content of the announcement before it is made.

12.9	The parties shall issue a press release in agreed form immediately following Completion.

12.10
The Buyer may at any time after Completion, having consulted with and taken into account the reasonable requests of the Sellers’ Representatives, announce its acquisition of the Sale Shares to any employees, clients, customers or suppliers of the Company or any other member of the Buyer's Group.

13.	Further assurance

13.1
The Sellers shall (and shall use reasonable endeavours to procure that any relevant third party shall) at the Buyer’s expense promptly execute and deliver such documents and perform such acts as the Buyer may reasonably require from time to time for the purpose of giving full effect to this agreement.

13.2	Each Seller undertakes to the Buyer that, if and for so long as he or she remains the registered holder of any of the Sale Shares after Completion, he or she shall:

13.2.1
hold such Sale Shares, together with all dividends and any other distributions of profits or other assets in respect of such Sale Shares, and all rights arising out of or in connection with them, in trust for the Buyer;

13.2.2	deal with and dispose of such Sale Shares, dividends, distributions, assets and rights as the Buyer shall direct;

13.2.3	exercise all voting rights attached to such Sale Shares (including for the avoidance of doubt, signing a written resolution of members of the Company) in such manner as the Buyer shall direct; and

13.2.4	if required by the Buyer, execute all instruments of proxy or other documents as may be necessary to enable the Buyer to attend and vote at any meeting of the Company.

14.	Assignment

14.1
Subject to the further provisions of this clause 16, no party shall assign, transfer, mortgage, charge, declare a trust of, or deal in any other manner with any or all of its rights and obligations under this agreement or any other Transaction Document.

14.2	Subject to clause 14.5, the Buyer may assign or transfer its rights (but not its obligations) under this agreement (or any document referred to in this agreement) to:

14.2.1
another member of its Group for so long as that company remains a member of the Buyer's Group. The Buyer shall procure that such assignee shall comply in full with the terms of this Agreement as if it were the Buyer and that any company assigns any rights assigned to it in accordance with this clause 14 back to the Buyer or to such other member of the Buyer's Group as it may nominate immediately before that company ceases to be a member of the Buyer's Group; or

14.2.2	any person to whom the Sale Shares are sold or transferred by the Buyer following Completion,
PROVIDED always that the amount of loss or damage recoverable from any Sellers by any assignee or other person entitled to the rights under this Agreement pursuant to this clause 14 shall not be greater than the amount of loss or damage which that party would have been able to recover had such assignment or transfer of rights, or any transfer of any of the Sale Shares, or any part of the business, assets or undertaking of the Company, not taken place.

14.3
Subject to clause 14.5, the Buyer may grant security over, or assign by way of security, any or all of its rights under this agreement or any other Transaction Document for the purposes of, or in connection with, the financing (whether in whole or in part) by the Buyer of any of its working capital or other requirements. On the enforcement of any security of a kind referred to in this clause, the Buyer, or any administrative receiver of the Buyer or any person having the benefit of such security may assign any or all of the relevant rights to any person, but the Sellers' liability to any assignee in respect of those rights shall not be greater than if no assignment had taken place.

14.4	If there is an assignment or transfer of the Buyer's rights in accordance with clause 14.2 or clause 14.3:

14.4.1	the Sellers may discharge their obligations under this agreement to the Buyer until they receive notice of the assignment or transfer; and

14.4.2	the assignee or transferee may enforce this agreement as if it were named in this agreement as the Buyer, but the Buyer shall remain liable for any obligations under this agreement.

14.5
During the period in which any Deferred Consideration may become payable the Buyer may not assign any of its rights under this agreement without the prior written consent of the Sellers' Representatives (such consent not to be unreasonably withheld) except to another member of the Buyer’s Group.

15.	No agency
The parties confirm that they are acting on their own behalf in relation to the Transaction and not for the benefit of any other person.

16.	Entire agreement
This agreement (together with the other Transaction Documents) constitutes the entire agreement between the parties and supersedes and extinguishes all previous discussions, correspondence, negotiations, drafts, agreements, promises, assurances, warranties, representations and understandings between them, whether written or oral, relating to their subject matter.

17.	Variation and waiver

17.1
No variation of this agreement shall be effective unless it is in writing and signed by the parties (or their authorised representatives). Each of the Sellers hereby appoints the Sellers’ Representatives as his authorised representatives for such purposes.

17.2
A waiver of any right or remedy under this agreement or by law is only effective if given in writing and signed by the person waiving such right or remedy. Any such waiver shall apply only to the circumstances for which it is given and shall not be deemed a waiver of any subsequent breach or default.

17.3
A failure or delay by any person to exercise any right or remedy provided under this agreement or by law shall not constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict any further exercise of that or any other right or remedy. No single or partial exercise of any right or remedy provided under this agreement or by law shall prevent or restrict the further exercise of that or any other right or remedy.

17.4
A party that waives a right or remedy provided under this agreement or by law in relation to one party, or takes or fails to take any action against that party, does not affect its rights in relation to any other party.

18.	Sellers’ Representatives

18.1	Subject to Clause 18.4, each Seller irrevocably appoints the Sellers' Representatives (acting unanimously) as his agents:

18.1.1	to negotiate and agree and/or deal with the determination of the Deferred Consideration and the Purchase Price Statement;

18.1.2	to negotiate, compromise, agree and settle any dispute with the Buyer on his behalf; and

18.1.3	to take all actions and exercise all rights in relation to the Retention; and

18.1.4	without prejudice to clauses 18.1.1 to 18.1.3, to act on his behalf in relation to any matter which this agreement expressly provides to be agreed or done by the Sellers' Representatives.

18.2
Without prejudice to clause 18.1, each Seller irrevocably agrees that any notice, consent or agreement, election, demand or other action to be given, made or taken by such Seller (whether individually or with others) under or in connection with this agreement (including any amendment or variation of the terms of this agreement), may be given, made or taken on his behalf by the Sellers' Representatives provided that the Sellers' Representatives shall not have authority under this clause 18.2 to agree to any amendment to this agreement on behalf of a Seller unless (i) the amendment is immaterial or (ii) the amendment has been approved by a Seller Majority.

18.3	Each Seller irrevocably:

18.3.1
(subject to clause 18.4) undertakes to the Buyer that the Sellers' Representatives have and shall retain the authority to bind him in relation to the matters referred to in Clauses 18.1 and 18.2 (Relevant Matters);

18.3.2	agrees that the Buyer shall be entitled to rely on any motive or communication in writing provided by the Sellers' Representatives in relation to any Relevant Matter as binding on him; and

18.3.3
agrees that any notice or communication in writing by the Sellers' Representatives to the Buyer in relation to any Relevant Matter shall be deemed (unless the context requires otherwise) to be provided by the Sellers' Representatives as agent for all of the Sellers.

18.4
If, for any reason, a Sellers' Representative resigns (by notice in writing served on the Sellers and the Buyer) or ceases to be able to act for the purposes of this Clause 18 or no longer has a postal address in the United Kingdom, the Sellers shall immediately:

18.4.1	(subject to this Clause 18.4.1) irrevocably appoint a substitute Sellers' Representative with a postal address in the United Kingdom; and

18.4.2	notify the Buyer of the name, relevant contact (where appropriate) and postal and email addresses of the substitute Sellers' Representative.

18.5
Such appointment and notice shall be effective on the fifth Business Day after the date on which the notice given pursuant to clause 18.4.2 is deemed to have been served or delivered in accordance with clause 20.

18.6	If, on any occasion, there are no Sellers' Representatives:

18.6.1	the Buyer shall be entitled to deal with a Seller Majority instead;

18.6.2	(except in this clause 18), references in this agreement to the Sellers' Representatives shall be construed accordingly; and

18.6.3	for the purposes of clause 20, the relevant contact (where appropriate) and postal addresses of the Sellers shall be as set out in Schedule 1.

18.7
The Sellers shall be entitled (acting by a Seller Majority) to appoint any other Seller(s) to act as a replacement in place of the Sellers’ Representatives named in this agreement provided that no such appointment will take effect unless notice of the proposed appointment, setting out the full name and contact details of the new representative(s) signed by the Seller Majority, is given to the Buyer and the Sellers receive the Buyer's consent (which consent shall not be unreasonably withheld and shall be deemed to be given if a response is not received from the Buyer within 10 Business Days of notice of the intended new Sellers’ Representative(s) being given to the Buyer).

18.8
Where any Relevant Matter is an Individual Dispute, then the relevant Seller shall be entitled to be served notice directly of any such Individual Dispute and shall be entitled to deal with the conduct of the Individual Dispute himself provided that (a) that Seller shall nominate and maintain a person (who may be the Seller himself) with an address in England & Wales with authority to accept service on his behalf of Notices and process in any legal action or proceedings before the courts of England and Wales relating to or in connection with any such Individual Dispute and (b) such notice shall set out the address and other contact details of such nominated person. The Seller shall be entitled by notice to the Buyer to nominate a replacement of any such nominated person provided the replacement also has an address in

England & Wales. So long as any such person has been appointed in accordance with this clause 18.8, the Sellers’ Representatives shall not have any authority to deal with any Individual Dispute and, pending or in the absence of any such appointment, shall act in accordance with the instructions of the relevant Seller in relation thereto.

19.	Costs

19.1
Except as expressly provided in this agreement, each party shall pay its own costs and expenses incurred in connection with the negotiation, preparation and execution of this agreement (and any other Transaction Documents).

19.2	Each Seller agrees to the deduction from his entitlement to the Completion Payment of his Respective Proportion of the Deal Fees and the Insurance Premium Contribution.

19.3
Each PropCo Seller agrees to the deduction from his entitlement to the Completion Payment of a sum equal to the par value of the shares which he holds in PropCo, which such sum shall be paid over to PropCo to satisfy the subscription monies due on such shares.

20.	Notices

20.1	For the purposes of this clause 20.1, but subject to clause 20.8, notice includes any other communication.

20.2	A notice given to a party under or in connection with this agreement:

20.2.1	shall be in writing and in English;

20.2.2	shall be signed by or on behalf of the party giving it;

20.2.3
shall be sent to the relevant party for the attention of the named contact and to the address specified in Schedule 1 or clause 20.4.2 (as the case may be), or such other named contact or address as that party may notify to the others in accordance with the provisions of this clause 20; and

20.2.4	shall be:

20.2.4.1	delivered by hand;

20.2.4.2	sent by pre-paid first class post or another next working day delivery service providing proof of postage; or

20.2.4.3	sent by airmail or by reputable international overnight courier (if the notice is to be served by post to an address outside the country from which it is sent).

20.3	Any notice to be given under this agreement to or by:

20.3.1	all of the Sellers, shall be deemed to have been properly given if it is given to or by (as the case may be) the Sellers' Representatives; or

20.3.2	some of the Sellers only, shall be given to or by (as the case may be) the relevant Seller and, in the case of a notice given to a Seller, to his address as set out in Schedule 1.

20.4	The addresses for service of notices on the Buyer, the Sellers' Representatives and New Wave Ventures LLP are:

20.4.1	Buyer

20.4.1.1	address: 136a Eastern Avenue, Milton Park, Abingdon, Oxfordshire OX14 4SB

20.4.1.2	for the attention of: The Company Secretary
with a copy for information only to Druces LLP (For the attention of D. Smith), Salisbury House, London Wall, London EC2M 5PS, email [**]

20.4.2	Sellers' Representatives at the addresses set out against their respective names as set out in Schedule 1.

20.4.3	New Wave Ventures LLP

20.4.3.1	address: Eighth Floor, 6 New Street Square, London EC4A 3AQ

20.4.3.2	for the attention of: Tim Bullock
With a copy by email to [**]

20.5
A party may change its details for service of notices as specified in clause 20.4 or Schedule 1 (as the case may be) by giving notice to each of the other parties, provided that in the case of a change to the party's postal address for service the new address is an address in the UK. Any notice of a change to the identity of the Sellers' Representatives must be signed by or on behalf of a Seller Majority to be effective. Any change notified pursuant to this clause shall take effect at 9.00 am on the later of:

20.5.1	the date, if any, specified in the notice as the effective date for the change; and

20.5.2	five Business Days after deemed receipt of the notice of change.

20.6	Delivery of a notice is deemed to have taken place (provided that all other requirements in this clause have been satisfied):

20.6.1	if delivered by hand at the time the notice is left at the address;

20.6.2	if sent by pre-paid first class post or another next working day delivery service providing proof of postage to an address in the UK, at 9.00 am on the second Business Day after posting;

20.6.3	if sent by pre-paid airmail to an address outside the country from which it is sent, at 9.00 am on the fifth Business Day after posting;

20.6.4	if sent by reputable international overnight courier to an address outside the country from which it is sent, on signature of a delivery receipt; or

20.6.5
if deemed receipt under the previous paragraphs of this clause 20.6 would occur outside business hours (meaning 9.00 am to 5.30 pm Monday to Friday on a day that is not a public holiday in the place of deemed receipt), at 9.00 am on the day when business next starts in the place of deemed receipt. For the purposes of this clause, all references to time are to local time in the place of deemed receipt.

20.7	To prove service, it is sufficient to prove that:

20.7.1	if delivered by hand or by reputable international overnight courier, the notice was delivered to the correct address;

20.7.2	if sent by post or by airmail, the envelope containing the notice was properly addressed, paid for and posted.

20.8	This clause 20 does not apply to the service of any proceedings or other documents in any legal action or, where applicable, any arbitration or other method of dispute resolution.

21.	Joint obligations

21.1
Unless expressly provided otherwise, the Sellers shall severally liable for their obligations, undertakings and liabilities under this agreement. For the avoidance of doubt the liability of the Sellers for their obligations under clause 7, clause 11, clause 12, and clause 13.2 shall be several and extend only to any loss or damage arising out of their own breaches.

21.2
The Buyer may take action against, grant time or other indulgence to, or release or compromise in whole or part the liability of, any one or more of the Sellers in respect of any warranty, indemnity, representation or other obligation under this agreement without affecting the liability of any of the other Sellers who are liable (whether jointly and severally or otherwise) in respect of that warranty, indemnity, representation or other obligation.

22.	Interest

22.1
Subject to clause 23.3 if a party fails to make any payment due to any other party under this agreement by the due date then the defaulting party shall pay interest on the overdue sum from the due date until payment of the overdue sum, whether before or after judgment.

22.2	Interest under this clause will accrue each day at [**]% a year above the Bank of England's base rate from time to time, but at [**]% a year for any period when that base rate is below [**]%.

22.3
In relation to payments disputed in good faith, interest under this clause is payable only after the dispute is resolved, on sums found or agreed to be due, from [**] Business Days after the dispute is resolved until payment.

23.	Severance
If any provision or part-provision of this agreement is or becomes invalid, illegal or unenforceable, it shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not possible, the relevant provision or part-provision shall be deemed deleted. Any modification to or deletion of a provision or part-provision under this clause shall not affect the validity and enforceability of the rest of this agreement.

24.	Agreement survives Completion
This agreement (other than obligations that have already been fully performed) remains in full force after Completion.

25.	Third party rights

25.1	Except as expressly provided in clause 25.2, this agreement does not give rise to any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this agreement.

25.2
The following provisions are intended to benefit future buyers of the Sale Shares and (to the extent that they are identified in the relevant clauses as recipients of rights or benefits under that clause), the Company, and the Officers (as defined in clause 7.7), and shall be enforceable by each of them to the fullest extent permitted by law:

25.2.1	Clause 7 and Schedule 6 (Warranties) (subject to clause 8 (Limitations on claims));

25.2.2	Clause 10 and Schedule 7 (Tax Covenant);

25.2.3	Clause 11 (Restrictions on the Sellers);

25.2.4	Clause 12 (Confidentiality and announcements); and

25.2.5	Clause 22 (Interest).

25.3	The rights of the parties to rescind or vary this agreement are not subject to the consent of any other person.

26.	Counterparts

26.1
This agreement may be executed in any number of counterparts, each of which when executed and delivered shall constitute a duplicate original, but all the counterparts shall together constitute the one agreement.

26.2
Transmission of an executed counterpart of this agreement (but for the avoidance of doubt not just a signature page) by email (in PDF, JPEG or other agreed format) shall take effect as delivery of an executed counterpart of this agreement. If this method of delivery is adopted, without prejudice to the validity of the agreement thus made, each party shall provide the others with the "wet-ink" original of such counterpart as soon as reasonably possible thereafter.

26.3	No counterpart shall be effective until each party has executed and delivered at least one counterpart.

27.	Rights and remedies
Except as expressly provided in this agreement, the rights and remedies provided under this agreement are in addition to, and not exclusive of, any rights or remedies provided by law.

28.	Inadequacy of damages
Without prejudice to any other rights or remedies that the Buyer may have, the Sellers acknowledge and agree that damages alone would not be an adequate remedy for any breach of the terms of clause 11 or clause 12 by a Seller. Accordingly, the Buyer shall be entitled to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the terms of clause 11or clause 12 of this agreement.

29.	Governing law and jurisdiction

29.1
This agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the law of England.

29.2
Each party irrevocably agrees that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with this agreement or its subject matter or formation.

This agreement has been entered into on the date stated at the beginning of it.

Signed by DAVID HUGH WILLIAMS	/s/ DAVID HUGH WILLIAMS

Signed by JOHN RICHARD WAIN	/s/ JOHN RICHARD WAIN

Signed by ERNESTO GIORGIO REGGIANI	/s/ ERNESTO GIORGIO REGGIANI

Signed by KEITH TURNER	/s/ KEITH TURNER

Signed by NAWAZ KHAN	/s/ NAWAZ KHAN

Signed by CLIVE MASON	/s/ CLIVE MASON

Signed by DUNCAN MASKILL	/s/ DUNCAN MASKILL

Signed by IAN MICHAEL RIORDEN GEORGE	/s/ IAN MICHAEL RIORDEN GEORGE

Signed by TIM AVIS	/s/ TIM AVIS

Signed by PAUL MEO	/s/ PAUL MEO

Signed by SIHONG CHEN	/s/ SIHONG CHEN

Signed by CHRISTOPHER COWARD	/s/ CHRISTOPHER COWARD

Signed by ELENA BREDEINSTEIN	/s/ ELENA BREDEINSTEIN

Signed by ASHLEY POULTER	/s/ ASHLEY POULTER

Signed by DENITSA DIMITROVA	/s/ DENITSA DIMITROVA

Signed by SARAH FORDHAM	/s/ SARAH FORDHAM

Signed by CEDRIC CHARRIER	/s/ CEDRIC CHARRIER

Signed by OLUSEGUN OSHOTA	/s/ OLUSEGUN OSHOTA

Signed by JENNIFER ROBERTS	/s/ JENNIFER ROBERTS

Signed by NEW WAVE VENTURES LLP acting by a member	/s/ NEW WAVE VENTURES LLP
Member
Signed by MELISSA STRANGE for and on behalf of SUMMIT THERAPEUTICS PLC	/s/ MELISSA STRANGE Company Secretary